# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Addentax Group Corp., CIK 0001650101
CUSIP: 00653L400
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China (F4), 518000
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0001776189
Persons authorized to receive notices and communications: Hong Zhiwang, Kingkey 100, Block A,, Room 5403, Luohu District, Shenzhen City, China (F4), 518000, (86) 137 50014 517

## Reporting persons
- HONG ZHIWANG (CIK 0001776189): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 225,174; shared voting power 0; sole dispositive power 225,174; shared dispositive power 0; aggregate amount beneficially owned 225,174 (10.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Addentax Group Corp.
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China (F4), 518000

## Item 2. Identity and Background
Name of person filing: Hong Zhiwang
Residence or business address: Room 5403, Block A, Kingkey 100, Luoho District, Shenzhen City, Guangdong, 518000, China.
Present principal occupation or employment: The present principal occupation of the reporting person is serving as Director of Addentax Group Corp., with a principal business address at Room 4805, Block A, Kingkey 100, Luohu District, Shenzhen, Guangdong, China
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The reporting person previously owned 6,424 shares of common stock of the issuer.

On August 18, 2026, the issuer issued 218,750 shares of common stock to the reporting person in connection with a private placement pursuant to the Private Placement Agreement, dated July 30, 2026. The source of funds for the purchase was the reporting person's personal savings.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 18, 2026, the issuer issued 218,750 shares of common stock to the reporting person in connection with a private placement pursuant to the Private Placement Agreement, dated July 30, 2026.

Except as set forth herein, the reporting person does not currently have any plans or proposals that relate to or would result in any of the actions described in Items 4(a) through 4(j) of Schedule 13D.

The reporting person, in his capacity as an officer of the issuer, may from time to time engage in discussions with management regarding the issuer's business and operations and may acquire or dispose of securities of the issuer, subject to applicable laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The reporting person beneficially owns 225,174 shares of common stock of the issuer, representing approximately 10.7% of the outstanding shares of common stock of the issuer. The percentage is based on 2,105,058 shares of common stock outstanding as of August 19, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The reporting person has sole voting power and sole dispositive power with respect to 225,174 shares of common stock of the issuer. The reporting person does not have shared voting power or shared dispositive power with respect to any shares of common stock of the issuer.
Transactions in the class effected during the past sixty days: On August 18, 2026, the issuer issued 218,750 shares of common stock to the reporting person in connection with a private placement pursuant to the Private Placement Agreement, dated July 30, 2026.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the reporting person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 18, 2026, the issuer issued 218,750 shares of common stock to the reporting person in connection with a private placement pursuant to the Private Placement Agreement, dated July 30, 2026.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting person and any other person with respect to any securities of the issuer, including but not limited to any contracts, arrangements, understandings or relationships with respect to the transfer or voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- HONG ZHIWANG: /s/ Hong Zhiwang, Hong Zhiwang (08/20/2026)